UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                                  PP&L, Inc.
----------------------------------------------------------------------------
                               (Name of Issuer)

                 4.50% Preferred Stock (CUSIP No. 69349x-40-9)
----------------------------------------------------------------------------
                (Title of Class of Securities and CUSIP Number)


                                 James E. Abel
                     Vice President-Finance and Treasurer
                             PP&L Resources, Inc.
                            Two North Ninth Street
                              Allentown, PA 18101
                                (610) 774-5151



  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                August 10, 1999
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of

                                PAGE 1 OF 8 PAGES
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securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).








































                               PAGE 2 of 8 PAGES

                                 SCHEDULE 13D


CUSIP No. 69349X-40-9                        Page    3     of    8    Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       PP&L Resources, Inc.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /_/

                                                                     (b) /_/
  3    SEC USE ONLY



  4    SOURCE OF FUNDS*

       Not Applicable

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                /_/


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Commonwealth of Pennsylvania

  NUMBER OF     7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY       0
   OWNED BY     8  SHARED VOTING POWER
     EACH
  REPORTING         0
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH
                    0
               10  SHARED DISPOSITIVE POWER

                    0

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                           /_/




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

                                                     Page 4 of 8 Pages

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.0%

 14    TYPE OF REPORTING PERSON*

       HC
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!








































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                                AMENDMENT N0. 1

     The statement on Schedule 13D relating to the Preferred Stock of PP&L, Inc. ("PP&L") which was initially filed on October 2, 1998, is hereby amended as set forth herein. Capitalized terms used but not defined herein shall have the meanings as set forth in the initial statement.


Item 1.          Security and Issuer.

         This statement relates to the shares of 4 1/2% Preferred Stock, par value $100 per share (the "4 1/2% Preferred Stock"), of PP&L (formerly Pennsylvania Power & Light Company), a Pennsylvania corporation and a subsidiary of Resources (the "Issuer" or "PPL"). The principal executive offices of the Issuer are located at Two North Ninth Street, Allentown, PA 18101-1179.


Item 2.          Identity and Background.

         This statement is being filed by PP&L Resources, Inc., a Pennsylvania corporation ("Resources"). The principal executive offices of Resources are located at Two North Ninth Street, Allentown, PA 18101-1179.

         Resources is a holding company with headquarters in Allentown, PA. Its largest subsidiary is PP&L, which generates electricity; provides electric delivery services to 1.3 million customers in eastern and central Pennsylvania; and trades or markets wholesale energy in the United States and Canada. Other Resources' subsidiaries include: PP&L Global, Inc., an international independent power company which invests in and develops world-wide power projects; PP&L EnergyPlus Co., LLC, which sells competitively priced energy and energy services to newly deregulated markets; Penn Fuel Gas, Inc., which sells and distributes natural gas and propane in Pennsylvania and Maryland; and PP&L Spectrum, Inc., Burns Mechanical, Inc., H.T. Lyons, Inc., McCarl's Inc., McClure Company and Western Mass. Holdings, Inc., which provide energy-management and mechanical contracting and engineering services to businesses. Other subsidiaries may be formed by Resources to take advantage of new business opportunities.

         During the past five years, neither Resources nor PP&L, nor to the knowledge of Resources or PP&L, any of its directors or executive officers:
(i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.





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

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Item 3.          Source and Amount of Funds or Other Consideration.

         Not Applicable. This Amendment No.1 is filed to report sales of the 4 1/2% Preferred Stock by Resources as noted in Item 5.

Item 4.          Purpose of Transaction.

         Not Applicable. This Amendment No.1 is filed to report sales of the 4 1/2% Preferred Stock by Resources as noted in Item 5.

Item 5.          Interest in Securities of Issuer.

         Item 5 is amended and replaced in its entirety by the following:

         (a) As of August 10, 1999, Resources no longer beneficially owns any 4 1/2% Preferred Stock of PP&L.

         (b) As of August 10, 1999, Resources no longer has the power to vote or to direct the vote or to dispose or to direct the disposition of any 4 1/2% Preferred Stock of PP&L.

         (c) As of August 10, 1999, Resources has sold 282,531 shares of 4 1/2% Preferred Stock to PP&L for an aggregate consideration of approximately $23 million. Such transaction is the only transaction effected by Resources in 4 1/2% Preferred Stock since 60 days prior to August 10, 1999:

DATE OF SALE                        SHARES                       TYPE OF
                                                                 SALE

  08/10/99    282,531 shares of 4.50% Preferred Stock            Repurchase
                                                                 by Issuer

         (d)     Not applicable.

         (e) As of August 10, 1999, Resources ceased to be the beneficial owner of more than five percent of 4 1/2% Preferred Stock of PP&L.











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

                                                         Page 7 of 8 Pages

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

                 Not Applicable.

Item 7.  Material to Be Filed as Exhibits

                 Not Applicable.





































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                                   SIGNATURE

                 After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                  PP&L RESOURCES, INC.


                                  By:    /s/ James E. Abel
                                     ---------------------------------------
                                      Name: James E. Abel
                                      Title: Vice President -
                                             Finance and Treasurer



Dated:  December 23, 1999


























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